EXHIBIT 99.1

Interim results for the period ended September 30, 2022

  Golar LNG Limited ("Golar" or "the Company") reports Net income of $141.1 million and Adjusted EBITDA1 of $85.2 million for Q3 2022 ("Q3" or "the quarter").
  FLNG Hilli customer elected to exercise optional capacity of 0.2 million tons per annum ("MTPA") of Dutch Title Transfer Facility (“TTF”) linked production from 2023 to 2026.
  Entered into swap arrangements to hedge approximately 50% of Golar's exposure to TTF linked FLNG Hilli production for Q4 2022, 100% of Golar’s exposure to 2023 TTF linked production, and 50% of Golar’s exposure to 2024 TTF linked production.
  Sold 8.0 million shares in Cool Company Ltd. (“CoolCo”) and 6.3 million shares in New Fortress Energy Inc. (“NFE”), raising net proceeds of $430 million in November.
  Strong customer development for FLNG growth projects, including working with upstream company for potential integrated FLNG project, and paid development agreements with a supermajor and an independent E&P company for new FLNG opportunities.
  Ordered long-lead items for a new Mk II 3.5MTPA FLNG for delivery in 2025.

FLNG operations: Distributable Adjusted EBITDA1 from FLNG Hilli increased by $1.9 million from $92.5 million in Q2 2022 to $94.4 million in Q3, of which Golar's share was $64.1 million, compared to $62.5 million in Q2. FLNG Hilli's scheduled maintenance window during the quarter was extended by several days as a result of unscheduled maintenance work. Accruals for overproduction during Q1 and Q2 2022 amounting to $14.4 million were reversed and an estimated $0.9 million of revenue reduction due to demurrage delays was incurred in Q3. After receiving instruction that FLNG Hilli should continue to produce 0.2MTPA of TTF linked production from 2023 until the end of the current contract in July 2026, Golar entered into three swap transactions collectively securing, subject to vessel availability, around $250 million of incremental earnings attributable to Golar:

  August 9, 2022: Hedged 50% of Golar’s 2023 exposure to FLNG Hilli’s TTF linked production at a TTF price of $49.50/MMBtu, the energy equivalent of $291 Brent oil.
  August 24, 2022: Hedged 50% of Golar’s 2024 exposure to FLNG Hilli’s TTF linked production at a TTF price of $51.20/MMBtu, the energy equivalent of $301 Brent oil.
  September 2, 2022: Hedged the remaining 50% of Golar’s exposure to FLNG Hilli’s 2023 TTF linked production at a TTF price of $50.50/MMBtu and 50% of its Q4 2022 exposure at a TTF price of $70.0/MMBtu, the energy equivalent of $297 and $412 Brent oil respectively.

Including the Brent oil forward curve for 2023 ($88/bbl), the hedged TTF exposure, and the fixed tariff, Golar's share of Distributable Adjusted EBITDA1 from FLNG Hilli is expected to be approximately $295 million in 2023. Golar's share of forecast 2023 total annual debt service for FLNG Hilli's contractual debt is approximately $50 million (debt amortization of approximately $29 million and interest of approximately $21 million). This should therefore generate free cash to Golar of approximately $245 million.

FLNG Gimi construction: Conversion of FLNG Gimi for its 20-year contract with BP scheduled to commence in Q4 2023 was 90% technically complete on November 15, 2022, on track for a 1H 2023 sail away. Pre-commissioning of equipment has commenced. Once commissioned and delivered to the customer in Q4 2023, FLNG Gimi is expected to unlock around $3 billion of Earnings Backlog1 to Golar, equivalent to $151 million in annual Adjusted EBITDA1.

FLNG business development: Golar continues to experience strong customer engagement for new FLNG projects. This includes working with an upstream company for a potential integrated FLNG project, and paid development agreements, one with a supermajor that is exploring FLNG for a proven large gas reserve, and another with an independent E&P company. Under the development agreements both parties commit to deliver a defined scope of work within set deadlines to progress potential new FLNG opportunities and agree on key steps to reach Final Investment Decisions.

We believe that securing attractive delivery of our next FLNG unit will increase Golar’s ability to drive value with prospective FLNG clients.

On the back of a growing opportunity set for new FLNG growth projects, and noting the premium available to providers for early delivery of liquefaction solutions, Golar has placed orders for long-lead items targeted for a 3.5MTPA Mark II FLNG, that can also be interchangeably used on our other FLNG designs. Representing a total commitment of approximately $300 million, ordering of these long-lead items, primarily comprised of compressors, gas turbines, cold boxes and heat recovery steam generators, puts Golar in a position to deliver an FLNG during 2025.

FSRU: Following the sale of FSRU Tundra to Snam in May 2022, Golar agreed to charter the vessel back from Snam until November 2022. Hire received from sub-chartering the vessel to a third party, net of operating costs and hire paid to Snam, amounted to $3.1 million in Q3, recorded under Net income from discontinued operations. Golar also entered into a services agreement to assist Snam with drydocking, site commissioning and hook-up. The total scope of the upgrades to Tundra is expected to amount to $23.5 million between Q3 2022 and 1H 2023, including an administrative fee to Golar. $5.1 million of the total services amount was recognized in Q3.

Prior to receipt of a Notice-to-Proceed to convert the Golar Arctic into a FSRU followed by its sale to Snam as a converted FSRU, the vessel remains under Golar's ownership and continues to trade as a carrier. During the quarter Golar secured a 12-month charter commencing mid-September which is expected to generate around $16.0 million of annual Adjusted EBITDA1.

Financial Summary

(in thousands of $)	Q3 2022	Q3 2021	% Change	YTD 2022	YTD 2021	% Change
Net income attributable to Golar LNG Ltd	141,121	(90,956)	(255)%	716,335	405,841	77%
Total operating revenues	68,626	74,636	(8)%	208,791	194,760	7%
Adjusted EBITDA	85,209	52,336	63%	275,855	125,987	119%
Golar's share of contractual debt[1]	993,094	2,100,733	(53)%	993,094	2,100,733	(53)%

Q3 Highlights and recent events

Financial and corporate:

  Profitability: Net income attributable to Golar of $141.1 million for the quarter, including:
    A $57.0 million realized gain (100% basis) on the FLNG Hilli Brent oil and TTF natural gas linked derivative instruments.
    A $12.4 million unrealized gain (100% basis) on the FLNG Hilli Brent oil and TTF natural gas linked derivative instruments.
    A $51.4 million unrealized mark-to-market gain recognized on Golar's then 12.4 million NFE shares based on a September 30, 2022 carrying value of $43.71 per share.
    A $25.5 million unrealized gain on interest rate swaps.
    A $14.4 million reversal of Q1 and Q2 overproduction fees accrued in respect of FLNG Hilli.
    $10.0 million of net income from affiliates.
  Golar shares: Repurchased and then cancelled 400,000 Golar shares at a cost of $9.3 million (average $23.24/share). 107.5 million shares issued and outstanding as of September 30, 2022.
  Investments: Subsequent to the quarter end, sold 8.0 million CoolCo shares and 6.3 million NFE shares, together raising net proceeds of $430 million, bringing Total Golar Cash1 position to $1.04 billion.

 FLNG:

  TTF linked tariff volumes: FLNG Hilli customer elected to exercise 0.2 MTPA pursuant to its 2023+ capacity option which results in TTF linked production volumes from 2023 to July 2026 continuing at 2022 levels.
  Construction: FLNG Gimi conversion project 90% technically complete. Over 26-million man-hours worked. On schedule for 1H 2023 sail away and Q4 2023 start-up.
  Business development: Based on the strong global interest for increased LNG production, we are of the view that securing an attractive delivery slot for a Mk II FLNG improves potential commercial terms for FLNG growth contracts. We have therefore ordered approximately $300 million of long lead items to secure delivery of a new 3.5 MTPA Mk II FLNG within 2025.

Financial Review

Business Performance:

	2022		2021
	Jul-Sep	Apr-Jun	Jul-Sep
(in thousands of $)	Total	Total	Total
Net income/(loss)	175,435	286,538	(55,633)
Income taxes	151	(190)	134
Net income/(loss) before income taxes	175,586	286,348	(55,499)
Depreciation and amortization	12,448	13,138	17,404
Impairment of long-term assets	—	76,155	—
Unrealized gain on oil and gas derivative instruments	(12,364)	(181,548)	(64,092)
Realized and unrealized MTM loss/(gain) on our investment in listed equity securities	(51,449)	49,001	—
Other non-operating (income)/losses	(1,244)	(3,887)	153,697
Interest income	(3,059)	(921)	(5)
Interest expense	4,154	5,279	8,776
(Gains)/losses on derivative instruments	(25,453)	(16,341)	(581)
Other financial items, net	(352)	4,215	(284)
Net (income)/losses from equity method investments	(9,987)	(4,065)	718
Net (income)/loss from discontinued operations	(3,071)	(126,422)	(7,798)
Adjusted EBITDA (1)	85,209	100,952	52,336

	2022
	Jul-Sep				Apr-Jun
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	981	54,893	12,752	68,626	—	60,527	6,700	67,227
Vessel operating expenses	(1,857)	(14,227)	(1,633)	(17,717)	(1,685)	(14,972)	(1,439)	(18,096)
Voyage, charterhire & commission expenses	(590)	(150)	25	(715)	(569)	(150)	(25)	(744)
Administrative expenses	(4)	7	(10,449)	(10,446)	71	13	(10,003)	(9,919)
Project development (expenses)/income	—	2,085	136	2,221	—	(3,462)	761	(2,701)
Realized gains on oil derivative instrument (2)	—	57,047	—	57,047	—	55,019	—	55,019
Other operating (losses)/income (3)	—	(13,807)	—	(13,807)	—	10,166	—	10,166
Adjusted EBITDA (1)	(1,470)	85,848	831	85,209	(2,183)	107,141	(4,006)	100,952

(2) The line item “Realized and unrealized gain on oil and gas derivative instruments” in the Condensed Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized gain/(loss) on oil and gas derivative instruments”.

The realized component comprised (i) Brent oil linked fees of $32.8 million (June 30, 2022: $32.6 million), (ii) TTF-linked proceeds of $45.2 million (June 30, 2022: $29.4 million) and (iii) commodity swap expense of $20.9 million (June 30, 2022: $7.0 million) and represents the contracted amounts in relation to the Hilli LTA receivable in cash.

(3) The line item "Other operating income/(losses)” in the Condensed Consolidated Statements of Operations relates to accrued billing in relation to overproduction of the contracted liquefaction tonnage of 1.4 million tons. This includes a $13.8 million expense (June 30, 2022: $10.2 million income) as a result of Hilli's production not expected to exceed the contracted liquefaction tonnage due to its extended maintenance window.

	2021
	Jul-Sep
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	13,861	54,480	6,295	74,636
Vessel operating expenses	(4,278)	(13,243)	(2,477)	(19,998)
Voyage, charterhire & commission expenses	(1,765)	(150)	(25)	(1,940)
Administrative expenses	(143)	143	(7,945)	(7,945)
Project development (expenses)/income	—	(2,100)	821	(1,279)
Realized gains on oil derivative instrument	—	8,862	—	8,862
Other operating income	—	—	—	—
Adjusted EBITDA (1)	7,675	47,992	(3,331)	52,336

Golar reports today Q3 net income attributable to Golar of $141.1 million and Adjusted EBITDA1 of $85.2 million.

The Brent oil linked component of FLNG Hilli's fees generates additional annual operating cash flows of approximately $3.1 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. A $32.8 million realized gain on the oil derivative instrument was recorded in Q3, in line with the $32.6 million realized in Q2. Golar has an effective 89.1% interest in these earnings. A Q3 realized gain of $45.2 million was also recognized in respect of fees for the TTF linked production, up from the $29.4 million realized in Q2. Golar has an effective 86.9% interest in these earnings. Offsetting this was a $20.9 million Q3 realized loss (100% of which is attributable to Golar) on the hedged component of the quarter's TTF linked earnings, up on the $7.0 million realized loss recorded in Q2. Collectively a $57.0 million Q3 realized gain on oil and gas derivative instruments was recognized as a result.

The mark-to-market fair value of the FLNG Hilli Brent oil linked derivative asset decreased by $133.1 million during the quarter, with a corresponding unrealized loss of the same amount recognized in the income statement. The mark-to-market fair value of the FLNG Hilli TTF natural gas derivative asset increased by $114.7 million during the quarter with a corresponding unrealized gain of the same amount recognized in the income statement. A $30.7 million unrealized gain in respect of the hedged portion of Q3 2022 TTF linked FLNG Hilli production was also recognized during the quarter. Collectively this therefore resulted in a $12.4 million Q3 unrealized gain on oil and gas derivative instruments.

Following an extended maintenance window during the quarter and upstream infrastructure limits to the amount of feedgas that can be made available for overproduction in Q4, FLNG Hilli's 2022 production is not expected to exceed 1.4 million tons of LNG. As a result, fees accrued for overproduction during Q1 and Q2 amounting to $14.4 million were reversed in Q3. Of this, $13.8 million is classified under Other operating losses, with the remaining $0.6 million charged to Liquefaction services revenue. An estimated $0.9 million of revenue reduction due to demurrage delays was also incurred in Q3 as a result.

An increase in the NFE share price between July 1 and September 30 resulted in the recognition of a Q3 unrealized mark-to-market gain of $51.4 million on Golar’s 12.4 million NFE shares in Other non-operating income. The fair value of these shares was $43.71 per share as of September 30, 2022. Together with $1.2 million of dividend income from NFE, this collectively contributed to most of the $52.7 million of Other non-operating income during the quarter. Subsequent to the quarter end, Golar sold 6.3 million of its NFE shares. This is expected to result in a Q4 2022 realized mark-to-market gain on listed equity securities of approximately $56.7 million. Sale of the 8.0 million CoolCo shares on November 2, 2022 is expected to generate a gain of approximately $7.0 million, excluding fees.

Balance Sheet and Liquidity:

As of September 30, 2022 Golar had $498.2 million of cash and cash equivalents and $130.9 million of restricted cash, with the quarterly decrease in cash and cash equivalents and increase in restricted cash largely attributable to $38.5 million of collateral posted for guarantees in respect of the Golar Arctic FSRU conversion contract with Snam. Of the $130.9 million of restricted cash, $17.5 million is also attributable to the FLNG Hilli lessor-owned VIE. Total Golar Cash1 therefore amounts to $611.6 million, comprised of $498.2 million of cash and cash equivalents and $113.4 million of restricted cash attributable to Golar. Assuming this remains unchanged from September 30, 2022 and the $430.0 million of net proceeds from the subsequent sale of listed securities is taken into consideration, Total Golar Cash1 increases to $1.04 billion on November 15, 2022. Golar has cancelled the existing undrawn $200.0 million Revolving Credit Facility that was secured by our NFE shares.

Within the $354.3 million current portion of long-term debt and short-term debt as at September 30, 2022 is $347.1 million in respect of the FLNG Hilli lessor-owned VIE subsidiary that Golar is required to consolidate. Golar's share of Contractual Debt1 amounts to $993.1 million. Net of Total Golar Cash1 of $611.6 million, this falls to around $381.5 million. Inclusive of the $430.0 million of net proceeds from listed securities sold subsequent to the quarter end, this becomes net cash of $48.5 million. If the value of remaining listed securities held as of November 15, 2022 is taken into consideration Golar has net cash of around $451.5 million.

Inclusive of $14.2 million of capitalized interest, $40.1 million was invested in FLNG Gimi during the quarter, increasing the total FLNG Gimi Asset under development balance as at September 30, 2022 to $1.108 billion. Of this, $535.0 million had been drawn against the $700 million debt facility. Both the investment and debt drawn to date are reported on a 100% basis. Golar's share of remaining capital expenditure to be funded out of equity and cash from commissioning hire and operations, net of the Company's share of remaining undrawn debt amounts to $205.3 million.
Corporate and Other Matters:

As at September 30, 2022, Golar had 107.5 million shares issued and outstanding. There were also 1.0 million outstanding stock options with an average price of $15.41, 0.2 million unvested restricted stock units, and 0.1 million unvested performance stock units awarded. Of the initial $50.0 million approved share buyback scheme, $5.2 million remains available for further repurchases. The Annual General Meeting was held on August 10, 2022.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss) attributable to Golar LNG Limited	+/- Net financial expense
 +/- Other non-operating income/expenses
 +/- Income taxes
 +/- Equity in net earnings/(losses) of affiliates
 - Net income attributable to non-controlling interests
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
 + Depreciation and amortization
 + Impairment of long-term assets
 +/- Net income/(loss) from discontinued operations

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, impairment, depreciation, financing costs, tax items and discontinued operations.
Hilli's Distributable Adjusted EBITDA	Net income/(loss) attributable to Golar LNG Limited	+/- Net financial expense
+/- Other non-operating income/expenses
+/- Income taxes
+/- Equity in net (losses)/ earnings of affiliates
- Net income attributable to non-controlling interests
+/- Unrealized loss/(gain) on oil and gas derivative instruments
+ Depreciation and amortization
+ Impairment of long-term assets
+/- Net income/(loss) from discontinued operations
- Amortization of deferred commissioning period revenue, Amortization of Day 1 gain
- Accrued overproduction revenue
+ Overproduction revenue received	Increases the comparability of our operational FLNG, Hilli from period to period and against the performance of other companies by removing the non-distributable income of Hilli, project development costs and the operating costs of the Gandria and Gimi.

Liquidity measures
Contractual debt	Total debt (current and non-current), net of deferred finance charges	+/- Debt within liabilities held for sale +/- VIE consolidation adjustments +/- Deferred finance charges +/- Deferred finance charges within liabilities held for sale	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposit	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.
Total Golar Cash and Listed Securities	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current) + Other current assets + Other equity method investments	- VIE restricted cash balance
- Trade receivables
- Inventories
- Gas derivative instrument
- TTF swap collateral
- Prepaid expenses
- MTM commodity swap valuation
- Other equity method investments (comprise of Egyptian Company for Gas Services (ECGS) and Aqualung Carbon Capture AS (Aqualung))	We consider our investment in listed equity securities (our equity holdings in NFE) and our equity method investment in CoolCo to be available for us to monetize at short notice and therefore we consider available for funding our capital intensive growth projects.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity position to fund existing and future FLNG projects.

Definitions:

FSRU: Floating Storage Regasification Unit
FLNG: Floating Liquefaction Natural Gas

Reconciliations - Liquidity Measures

Contractual Debt

(in thousands of $)	September 30, 2022	June 30, 2022	September 30, 2021
Total debt (current and non-current) net of deferred finance charges	1,353,748	1,382,277	1,543,701
Total debt within liabilities held for sale net of deferred finance charges	—	—	738,020
VIE consolidation adjustment	143,925	132,790	321,427
Deferred finance charges	23,554	24,444	22,857
Deferred finance charges within liabilities held for sale	—	—	1,959
Total Contractual Debt	1,521,227	1,539,511	2,627,964
Less: Golar Partners', Keppel's and B&V's share of the Hilli contractual debt	(367,633)	(376,783)	(404,231)
Less: Keppel's share of the Gimi debt	(160,500)	(160,500)	(123,000)
Golar's share of Contractual Debt	993,094	1,002,228	2,100,733

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Total Golar Cash

(in thousands of $)	September 30, 2022	June 30, 2022	September 30, 2021
Cash and cash equivalents	498,164	528,798	91,084
Restricted cash and short-term deposits (current and non-current)	130,949	91,466	102,296
Less: VIE restricted cash	(17,503)	(16,735)	(25,904)
Total Golar Cash	611,610	603,529	167,476

Total Golar Cash and Listed Securities

(in thousands of $)	September 30, 2022
Cash and cash equivalents	498,164
Restricted cash and short-term deposits (current and non-current)	130,949
Other current assets	649,783
Equity method investments	196,912
Less: VIE restricted cash	(17,503)
Less: Trade receivables	(51,264)
Less: Inventories	(745)
Less: MTM asset on TTF linked commodity swap	(5,423)
Less: TTF swap collateral	(27,570)
Less: Prepaid expenses	(3,326)
Less: Interest receivable from interest rate swaps	(5,700)
Less: Other receivables	(12,551)
Less: Other equity method investments	(7,162)
Total Golar Cash and Listed Securities (1)	1,344,564

(1) Total Golar Cash and Listed Securities is based on net book value of our equity method investments and the listed securities as of the period end date.

Non-US GAAP Measures Used in Forecasting

Earnings Backlog: Earnings backlog represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs, therefore revenue from operating services agreements is excluded.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

  our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (the “Gimi GTA Project”);
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
  our inability to meet our obligations under the Liquefaction Tolling Agreement entered into in connection with Hilli;
  continuing volatility of commodity prices;
  increases in costs as a result of recent inflation, including, among other things, wages, insurance, provisions, repairs and maintenance;
  our ability to close potential future sales of additional equity interests in our vessels, including the Hilli and Gimi or to monetize our remaining equity holdings in New Fortress Energy Inc. ("NFE") and Cool Company Ltd. ("CoolCo") on a timely basis or at all;
  continuing volatility in the global financial markets, specifically with respect to our equity holdings in NFE and CoolCo;
  changes in our relationship with our affiliates and the sustainability of any distributions they pay us;
  claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”), Golar LNG Partners LP (“Golar Partners”), CoolCo and Snam Group (“Snam”);
  the ability of Hygo, Golar Partners, NFE, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes in our ability to retrofit vessels as floating liquefaction natural gas vessels ("FLNGs") or floating storage and regas vessels ("FSRUs") and in our ability to obtain financing for such conversions or commissioning works on acceptable terms or at all;
  changes in our ability to obtain additional financing on acceptable terms or at all;
  failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, floating liquefaction natural gas vessels (“FLNGs”) or other parts of the LNG supply chain;
  changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers or FLNGs;
  a material decline or prolonged weakness in rates for LNG carriers or FLNGs;
  changes in our relationships with our counterparties;
  changes in general domestic and international political conditions, particularly where we operate;
  global economic trends, competition and geopolitical risks, including impacts from the ongoing conflict in Ukraine and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works;
  changes in the availability of vessels to purchase and in the time it takes to build new vessels;
  our inability to expand beyond the liquefaction, regasification or carriage of LNG, particularly through our innovative FLNG growth strategy;
  actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports;
  the length and severity of outbreaks of pandemics, including the worldwide outbreak of the coronavirus (“COVID-19”) and its impact on demand for LNG and natural gas, the timing of completion of our conversion projects or commissioning works, the operations of our charterers and customers, our global operations and our business in general; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement
We confirm that, to the best of our knowledge, the interim consolidated financial statements for the nine months ended September 30, 2022, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the nine months ended September 30, 2022 includes a fair review of important events that have occurred during the period and their impact on the interim consolidated financial statements, the principal risks and uncertainties for the remaining period of 2022, and major related party transactions.

November 16, 2022
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Dan Rabun (Director)
Thorleif Egeli (Director)
Carl Steen (Director)
Niels Stolt-Nielsen (Director)
Lori Wheeler Naess (Director)
Georgina Sousa (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Interim results for the period ended September 30, 2022 (https://ml-eu.globenewswire.com/Resource/Download/7095d4f2-2bff-4458-9942-7feb16632e07)